As filed with the Securities and Exchange Commission on December 7, 2004

Registration No. 333-119778

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SAFLINK CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	95-4346070
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

777 108th Avenue NE, Suite 2100

Bellevue, Washington 98004

(425) 278-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

GLENN L. ARGENBRIGHT

President and Chief Executive Officer

SAFLINK CORPORATION

777 108th Avenue NE, Suite 2100

Bellevue, Washington 98004

(425) 278-1100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

W. MICHAEL HUTCHINGS, ESQ.

Gray Cary Ware & Freidenrich LLP

701 Fifth Avenue, Suite 7000

Seattle, Washington 98104

(206) 839-4800

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 7, 2004

PROSPECTUS

1,882,648 Shares of Common Stock

This prospectus relates to the offer and sale of up to 1,882,648 shares of our common stock by the selling stockholders named in this prospectus. On March 22, 2004, we entered into an agreement and plan of merger and reorganization with SSP Solutions, Inc., a Delaware corporation (SSP), and Spartan Acquisition Corporation, a Delaware corporation and our wholly-owned subsidiary (Spartan), pursuant to which Spartan merged with and into SSP, with SSP surviving the merger as our wholly-owned subsidiary. On August 6, 2004, the merger became effective and we completed the transactions contemplated by the merger agreement. Under the merger agreement, we agreed to assume each outstanding SSP warrant, convertible promissory note and option exercisable or convertible into shares of SSP common stock, and those securities are now, as a result of the completion of merger, exercisable or convertible into shares of our common stock, with appropriate adjustments to reflect the merger. In addition, we agreed to prepare and file with the Securities and Exchange Commission (SEC) after the completion of the merger a registration statement, of which this prospectus is a part, to register the resale of the shares of our common stock to be issued upon the exercise or conversion of the warrants, convertible promissory notes and options.

We have agreed to register for resale an aggregate of 889,335 shares of our common stock underlying the warrants, 866,589 shares of our common stock underlying the convertible promissory notes, 60,460 shares of our common stock underlying the options, and 66,264 shares of our common stock issued upon conversion of the convertible promissory notes. The securities may be sold by the selling stockholders in one or more transactions, at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, at negotiated prices or by any other lawful method. We will not receive any of the proceeds from the sale of these shares, but we will receive the exercise price of the warrants and options if the warrants or options are exercised for cash. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by them.

We filed a separate registration statement relating to the issuance of shares of our common stock in connection with the merger (SEC file number 333-115552), which was declared effective by the SEC as of June 28, 2004.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “SFLK.” On December 6, 2004, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $2.84 per share.

Investing is our common stock is highly speculative and involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled “ Risk Factors” beginning on page 4 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus before making a decision to purchase our stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is [            ], 2004.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Unless the context otherwise requires, the terms “we,” “us,” “our,” “SAFLINK,” and “the Company” refer to SAFLINK Corporation, a Delaware corporation, and its subsidiaries.

“SAFLINK,” “Identity Assurance Management,” “NetSign,” “Forté” and “Litronic” are registered trademarks of SAFLINK Corporation or its subsidiaries. Other trademarks referred to in this prospectus belong to their respective owners.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at our website at http://www.saflink.com.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s public reference rooms; or

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to effectiveness of the registration statement:

(1) our annual report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004, including the amendment on Form 10-K/A filed April 29, 2004;

(2) our quarterly reports on Form 10-Q for the quarter ended March 31, 2004, filed on May 17, 2004; for the quarter ended June 30, 2004, filed on August 16, 2004; and for the quarter ended September 30, 2004, filed on November 15, 2004;

(3) our current report on Form 8-K filed with the SEC on December 31, 2003, as amended on March 15, 2004, and April 21, 2004; and our current reports on Form 8-K filed with the SEC on March 2, 2004; March 23, 2004; June 3, 2004; August 2, 2004; August 11, 2004; September 7, 2004; October 6, 2004; October 15, 2004; October 26, 2004; October 29, 2004; November 1, 2004; November 4, 2004; and November 18, 2004; and

(4) the description of our common stock contained in our current report on Form 8-K filed with the SEC on August 13, 2004, including any amendments or reports filed for the purpose of updating this information.

You may obtain copies of these filings, at no cost, by writing or telephoning us at the following address:

SAFLINK Corporation

777 108th Avenue NE, Suite 2100

Bellevue, Washington 98004

Attention: Chief Financial Officer

Telephone: (425) 278-1100

THE COMPANY

We offer software solutions that protect intellectual property, secure information assets, control access to physical facilities, and eliminate passwords. Our Secure Authentication Framework software provides Identity Assurance Management, allowing administrators to verify the identity of users and control their access to computer networks, physical facilities, applications, event tracking systems, and time and attendance systems. We develop application software and resell hardware and device control software from leading manufacturers of biometric hardware devices. Our products may be used to protect business and personal assets and to replace passwords, keys, and personal identification numbers in order to safeguard and simplify access to electronic systems, buildings, and secure areas. Biometric technologies automatically identify computer users by electronically capturing a specific biological or behavioral characteristic of that individual, such as a fingerprint, iris pattern, voiceprint or facial feature, creating a unique digital identifier from that characteristic and then comparing it against a previously created and stored digital identifier. Because this process relies on largely unalterable human characteristics, it is both highly secure and highly convenient for the individual seeking access.

Litronic, Inc., our wholly-owned subsidiary (formerly known as SSP Solutions, Inc., dba SSP-Litronic) acquired August 6, 2004, provides high-grade information security solutions, designing and developing innovative data and communication security products for both corporate and government institutions. For many years, Litronic has provided network security, desktop protection, and high assurance messaging systems for many organizations of the U.S. government, including the Department of Defense and the National Security Agency. Litronic’s NetSign Privacy Agent product, which was recently released for pilot testing, is designed to provide similar levels of security to private enterprise and individual users.

Litronic provides a secure operating system and software and hardware products for network communication systems, including secure instant messaging. Following are examples of the uses for these products:

•	software for the authorization, authentication, and administration of an organization’s security protocols;

•	tokens and card reader products that can be used by an organization and its members to protect digital information, thereby securing the transmission of that digital information via encryption or decryption of that information on a real-time basis and outside of the computer’s central processing unit and operating system; and

•	privacy control technology to protect the user’s digital identity, personal information, email, passwords, and files.

In addition to selling hardware and software products, Litronic develops technologies and provides support and maintenance services for specific government communications programs. Litronic’s products sold to the U.S. government are designed and developed in the United States.

Our principal executive offices are located at 777 108th Avenue NE, Suite 2100, Bellevue, Washington 98004. Our telephone number is (425) 278-1100.

Recent Developments

On August 6, 2004, we issued 40,137,148 shares of our common stock to acquire all of the outstanding common stock of SSP Solutions, Inc.

On July 20, 2004, certain holders of outstanding warrants to purchase shares of our common stock exercised warrants to purchase an aggregate of 4,473,806 shares of our common stock for cash, resulting in gross proceeds to us of approximately $11.2 million. To encourage early exercise of the warrants by the warrant holders, we agreed to reduce the exercise price of the warrants from a weighted average exercise price of $3.36 per share to $2.50 per share. The last sale price of SAFLINK’s common stock on July 20, 2004 was $2.99, as reported on the Nasdaq Small Cap Market. All other material terms of the warrants, including the number of shares issuable upon exercise of the warrants and their expiry date, remained unchanged.

RISK FACTORS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “may,” “intend” and “expect” and similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from historical results or those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under this heading “Risk Factors” and others detailed from time to time in our periodic reports filed with the SEC. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the other information in this prospectus or incorporated into this prospectus by reference, you should consider carefully the following factors in evaluating us and our business before purchasing the common stock offered by this prospectus:

Our ability to integrate successfully the business of Litronic with our own business is uncertain.

We completed our merger transaction with SSP-Litronic on August 6, 2004, and we are in the process of integrating our operations with the business of Litronic. The integration will require significant effort on our part, including the coordination of our research and development and sales and marketing efforts. We may find it difficult to integrate the operations of Litronic, and vice versa. We have a large number of employees in widely dispersed operations in California, Washington, Virginia and other locations, which increases the difficulty of integrating operations. Litronic personnel may leave Litronic because of the merger. Litronic customers, distributors or suppliers may terminate their arrangements with Litronic, or demand amended terms to these arrangements. The challenges involved in this integration include, but are not limited to, the following:

•	retaining existing customers and strategic partners;

•	retaining and integrating management and other key employees;

•	coordinating research and development activities to enhance introduction of new products and technologies;

•	integrating purchasing and procurement operations in multiple locations;

•	combining product offerings and product lines effectively and quickly;

•	integrating sales efforts so that customers can easily do business with us;

•	coordinating manufacturing operations in a rapid and efficient manner;

•	transitioning all facilities to a common information technology system;

•	persuading employees that our business cultures are compatible;

•	offering our products and services to all of our customers;

•	incorporating acquired technology and rights into our product offerings;

•	bringing together marketing efforts so that the industry receives useful information about the merger; and

•	developing and maintaining uniform standards, controls, procedures, and policies.

We cannot be certain that we will successfully integrate the business of Litronic in a timely manner or at all, or that we will realize any of the anticipated benefits from the merger. Risks associated with the failure to integrate the business of Litronic in a timely manner, or at all, include:

•	the impairment or loss of relationships with employees, customers, and suppliers as a result of integration of management and other key personnel;

•	the disruption of our ongoing business and distraction of our management; and

•	unanticipated expenses related to integration of the two companies.

We have accumulated significant losses and may not be able to generate significant revenue or any net income in the future, which would negatively impact our ability to run our business.

We have accumulated net losses of approximately $107.5 million from our inception through September 30, 2004. We have continued to accumulate losses after September 30, 2004 to date and we may be unable to generate significant revenue or any net income in the future. We have funded our operations primarily through the issuance of equity securities to investors and may not be able to generate a positive cash flow in the future. If we are unable to generate sufficient cash flow from operations, we will need to seek additional funds through the issuance of additional equity or debt securities or other sources of financing. We may not be able to secure such additional financing on favorable terms, or at all. Any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain necessary additional financing, we may be required to reduce the scope of, or cease, our operations.

We have not generated any significant sales of our products within the competitive commercial market, nor have we demonstrated sales techniques or promotional activities that have proven to be successful on a consistent basis, which makes it difficult to evaluate our business performance or our future prospects.

We are just beginning to enter the complex and competitive commercial market for digital commerce and communications security solutions. Potential customers in our target markets are becoming increasingly aware of the need for security products and services in the digital economy to conduct their business. Historically, only enterprises that had substantial resources developed or purchased security solutions for delivery of digital content over the Internet or through other means. Also, there is a perception that security in delivering digital content is costly and difficult to implement. Therefore, we will not succeed unless we can educate our target markets about the need for security in delivering digital content and convince potential customers of our ability to provide this security in a cost-effective and easy-to-use manner. Even if we convince our target markets about the importance of and need for such security, there can be no assurance that it will result in the sale of our products. We may be unable to establish sales and marketing operations at levels necessary for us to grow this portion of our business, especially if we are unsuccessful at selling our products into vertical markets. We may not be able to support the promotional programs required by selling simultaneously into several markets. If we are unable to develop an efficient sales system, or if our products or components do not achieve wide market acceptance, then our operating results will suffer and our earnings per share will be adversely affected.

A significant number of shares of our common stock are or will be eligible for sale in the open market, which could reduce the market price for our common stock and make it difficult for us to raise capital.

In our merger transaction with Litronic we assumed options, warrants and convertible promissory notes of Litronic that, as of November 24, 2004, represented the right to acquire 3,503,180 shares of our common stock, 2,861,164 of which have exercise or conversion prices below the fair market value of our common stock of $2.88 as of November 24, 2004.

As of November 24, 2004, 79,643,157 shares of our common stock were outstanding. In addition, including the securities assumed in the Litronic merger, there were 13,318,980 million shares of our common stock issuable upon exercise or conversion of outstanding options, warrants, and convertible promissory notes. We have issued options and warrants to acquire shares of common stock to our employees and certain other persons at various prices, some of which have exercise prices below the current market price for our common stock. As of November 24, 2004, options to acquire 8,555,274 shares of our common stock were outstanding and our existing stock incentive plan had 3,353,759 shares available for future issuance.

The issuance of a large number of additional shares of our common stock upon the exercise or conversion of outstanding options, warrants or convertible promissory notes would cause substantial dilution to existing stockholders and could decrease the market price of our common stock due to the sale of a large number of shares of common stock in the market, or the perception that these sales could occur. These sales, or the perception of possible sales, could also impair our ability to raise capital in the future.

Because they own approximately 51% of our common stock, seven stockholders could significantly influence our affairs, which may preclude other stockholders from being able to influence stockholder votes or corporate actions.

Seven of our stockholders (together with their affiliates) beneficially own approximately 51% of our outstanding common stock as of November 24, 2004. Given this substantial ownership, if they decided to act together, they would be able to significantly influence the vote on those corporate matters to be decided by our stockholders. In addition, these stockholders hold options, warrants and convertible promissory notes representing the right to acquire an additional 1,402,404 shares of our common stock. If these stockholders exercised their options and warrants and converted their promissory notes in full, they would own approximately 52% of our outstanding common stock. Such concentrated ownership may decrease the value of our common stock and could significantly influence our affairs, which may preclude other stockholders from being able to influence stockholder votes.

If the market for our products and services does not experience significant growth or if our biometric and smart card products do not achieve broad acceptance in this market, our ability to generate significant revenue in the future would be limited and our business would suffer.

A substantial portion of our product revenue and a portion of our service revenue are derived from the sale of biometric and smart card products and services. Biometric and smart card solutions have not gained widespread acceptance. We cannot accurately predict the future growth rate of this market, if any, or the ultimate size of the biometric and smart card technology market. The expansion of the market for our products and services depends on a number of factors such as:

•	the cost, performance and reliability of our products and services compared to the products and services of our competitors;

•	customers’ perception of the benefits of biometric and smart card solutions;

•	public perceptions of the intrusiveness of these solutions and the manner in which organizations use the biometric information collected;

•	public perceptions regarding the confidentiality of private information;

•	customers’ satisfaction with our products and services; and

•	marketing efforts and publicity regarding our products and services.

Even if biometric and smart card solutions gain wide market acceptance, our products and services may not adequately address market requirements and may not gain wide market acceptance. If biometric or smart card solutions or our products and services do not gain wide market acceptance, our business and our financial results will suffer.

Our reported financial results will suffer as a result of purchase accounting treatment, the impact of amortization of certain intangibles relating to the merger with Litronic and the direct transaction costs of the merger, and may suffer further if goodwill is deemed in the future to have been impaired.

We have accounted for the merger as a purchase of Litronic by us under the purchase method of accounting. Under purchase accounting, we recorded the fair value of the consideration given for the Litronic common stock and for options and warrants to purchase Litronic common stock assumed by us, plus the amount of direct transaction costs, as the cost of acquiring Litronic. We allocated these costs to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as developed technology, acquired trade names, acquired patents, customer relationships, and non-competition agreements based on their respective fair values. Goodwill will be tested at least annually, and may be deemed in the future to have been impaired. As a result, the purchase accounting treatment for the merger will result in a reduction of earnings and earning per share for the foreseeable future. This change could cause the market price of our stock to decline.

Any acquisition we make in the future could disrupt our business and harm our financial condition.

To date, most of our revenue growth has been created by acquisition. In any future acquisitions or business combinations, we are subject to numerous risks and uncertainties, including:

•	dilution of our current stockholders’ percentage ownership as a result of the issuance of stock;

•	incurrence or assumption of debt;

•	assumption of unknown liabilities;

•	incurrence of expenses related to the future impairment of goodwill and the amortization of other intangible assets; or

•	incurrence of large write-offs immediately or in the future.

We may not be able to successfully complete the integration of the businesses, products or technologies or personnel in the businesses or assets that we might acquire in the future, and any failure to do so could disrupt our business and seriously harm our financial condition.

We have depended on a limited number of customers for a substantial percentage of our revenue, and due to the non-recurring nature of these sales, our revenue in any quarter may not be indicative of future revenue.

One customer accounted for 15% (Bearing Point) of our revenue for the nine months ended September 30, 2004, while two customers accounted for 29% and 11% of our revenue for the nine months ended September 30, 2003. A substantial reduction in revenue from any of our significant customers would adversely affect our business unless we were able to replace the revenue received from those customers. As a result of this concentration of revenue from a limited number of customers, our revenue has experienced wide fluctuations, and we may continue to experience wide fluctuations in the future. Many of our sales are not recurring sales, and quarterly and annual sales levels could fluctuate and sales in any period may not be indicative of sales in future periods.

Government sales accounted for 89% and 71% of our revenue for the three and nine months ended September 30, 2004, respectively. Government customers accounted for 90% and 8% of our ending accounts receivable for the periods ending September 30, 2004, and 2003, respectively.

Doing business with the United States government entails many risks that could adversely affect us by decreasing the profitability of government contracts we are able to obtain and interfering with our ability to obtain future government contracts.

Sales to United States government agencies accounted for 71% and 22% of our consolidated net revenues for the nine months ended September 30, 2004, and 2003, respectively. Our sales to these agencies are subject to risks that include:

•	early termination of contracts;

•	disallowance of costs upon audit; and

•	the need to participate in competitive bidding and proposal processes, which are costly and time consuming and may result in unprofitable contracts.

In addition, the government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Government agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

Furthermore, government programs can experience delays or cancellation of funding, which can be unpredictable. For example, the U.S. military’s involvement in Iraq has caused the diversion of some Department of Defense funding away from certain projects in which we participate, thereby delaying orders under certain of our government contracts. This makes it difficult to forecast our revenues on a quarter-by-quarter basis.

Our efforts to expand our international operations are subject to a number of risks, including our potential inability to obtain government authorization regarding exports of our products, any of which could adversely affect our future international sales.

We must comply with U.S. laws regulating the export of our products in order to ship internationally. In some cases, authorization from the U.S. government may be needed in order to export our products. The export regimes applicable to our business are subject to frequent changes, as are the governing policies. Although we have obtained approvals to export certain of our products, we cannot assure you that such authorizations to export will be available to us or for our products in the future. If we cannot obtain the required government approvals under these regulations, we may not be able to sell products abroad or make products available for sale internationally.

Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales, including:

•	increased collection risks;

•	trade restrictions;

•	export duties and tariffs;

•	uncertain political, regulatory and economic developments; and

•	inability to protect our intellectual property rights.

If third parties, on whom we partly depend for our product distribution, do not promote our products, our ability to generate revenue may be limited and our business and financial condition could suffer.

We utilize third parties such as resellers, distributors and other technology manufacturers to augment our full-time sales staff in promoting sales of our products. If these third parties do not actively promote our products, our ability to generate revenue may be limited. We cannot control the amount and timing of resources that these third parties devote to marketing activities on our behalf. Some of these business relationships are formalized in agreements that can be terminated with little or no notice, which may further decrease the willingness of such third parties to act on our behalf. We also may not be able to negotiate acceptable distribution relationships in the future and cannot predict whether current or future distribution relationships will be successful.

The lengthy and variable sales cycle of some of our products makes it difficult to predict operating results.

Certain of our products have lengthy sales cycles while customers complete in-depth evaluations of the products and receive approvals for purchase. In addition, new product introduction often centers on key trade shows and failure to deliver a product prior to such an event can seriously delay introduction of a product. As a result of the lengthy sales cycles, we may incur substantial expenses before we earn associated revenues because a significant portion of our operating expenses is relatively fixed and based on expected revenues. The lengthy sales cycles make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks that customers may cancel or change their minds. If customer cancellations or product delays occur, we could lose anticipated sales.

We may be unable to keep pace with rapid technological change in the information security industry, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Software design and the biometric and smart card technology industry are characterized by rapid development and technological improvements. Because of these changes, our success will depend in part on our ability to keep pace with a changing marketplace, integrate new technology into our software and hardware and introduce new products and product enhancements to address the changing needs of the marketplace. Various technical problems and resource constraints may impede the development, production, distribution and marketing of our products and services. In addition, laws, rules, regulations or industry standards may be adopted in response to these technological changes, which in turn, could materially and adversely affect how we will do business.

Our future success will also depend upon our ability to develop and introduce a variety of new products and services, and enhancements to these new products and services, to address the changing and sophisticated needs of the marketplace. Frequently, technical development programs in the biometric and smart card industry require assessments to be made of the future directions of technology and technology markets generally, which are inherently risky and difficult to predict. Delays in introducing new products, services and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products and services at competitive prices may cause customers to forego purchases of our products and services and purchase those of our competitors.

Continued participation by us in the market for governmental agencies may require the investment of our resources in upgrading our products and technology for us to compete and to meet regulatory and statutory standards. We may not have adequate resources available to us or may not adequately keep pace with appropriate requirements to compete effectively in the marketplace.

Our financial and operating results often vary significantly from quarter to quarter and may be adversely affected by a number of factors.

Our financial and operating results have fluctuated in the past and our financial and operating results could fluctuate in the future from quarter to quarter for the following reasons:

•	reduced demand for our products and services;

•	price reductions, new competitors, or the introduction of enhanced products or services from new or existing competitors;

•	changes in the mix of products and services we or our distributors sell;

•	contract cancellations, delays or amendments by customers;

•	the lack of government demand for our products and services or the lack of government funds appropriated to purchase our products and services;

•	unforeseen legal expenses, including litigation costs;

•	expenses related to acquisitions;

•	other non-recurring financial charges;

•	the lack of availability or increase in cost of key components and subassemblies; and

•	the inability to successfully manufacture in volume, and reduce the price of, certain of our products that may contain complex designs and components.

Particularly important is our need to invest in planned technical development programs to maintain and enhance our competitiveness, and to develop and launch new products and services. Improving the manageability and likelihood of success of such programs requires the development of budgets, plans and schedules for the execution of these programs and the adherence to such budgets, plans and schedules. The majority of such program costs are payroll and related staff expenses, and secondarily materials, subcontractors and promotional expenses. These costs will be very difficult to adjust in response to short-term fluctuations in our revenue, compounding the difficulty of achieving profitability.

Our failure to maintain the proprietary nature of our technology and intellectual property could adversely affect our business, operating results, financial condition and stock price and our ability to compete effectively.

We principally rely upon patent, trademark, copyright, trade secret and contract law to establish and protect our proprietary rights. There is a risk that claims allowed on any patents or trademarks we hold may not be broad enough to protect our technology. In addition, our patents or trademarks may be challenged, invalidated or circumvented, and we cannot be certain that the rights granted thereunder will provide competitive advantages to us. Further, because we do business with the government, we may already have granted, or we may in the future have to grant, greater rights with respect to our intellectual property than we would grant to other entities. Moreover, any current or future issued or licensed patents, or trademarks, or existing or future trade secrets or know-how, may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that certain of our already issued patents or trademarks may infringe upon third party patents or trademarks or be designed around by others. In addition, there is a risk that others may independently develop proprietary technologies and processes that are the same as, or substantially equivalent or superior to ours, or become available in the market at a lower price. There is a risk that we have infringed or in the future will infringe patents or trademarks owned by others, that we will need to acquire licenses under patents or trademarks belonging to others for technology potentially useful or necessary to us, and that licenses will not be available to us on acceptable terms, if at all.

We may have to litigate to enforce our patents or trademarks or to determine the scope and validity of other parties’ proprietary rights. Litigation could be very costly and divert management’s attention. An adverse outcome in any litigation could adversely affect our financial results and stock price. We also rely on trade secrets and proprietary know-how, which we seek to protect by confidentiality agreements with our employees, consultants, service providers and third parties. There is a risk that these agreements may be breached, and that the remedies available to us may not be adequate. In addition, our trade secrets and proprietary know-how may otherwise become known to or be independently discovered by others.

Our reliance on third party technologies for some specific technology elements of our products and our reliance on third parties for manufacturing may delay product launch, impair our ability to develop and deliver products or hurt our ability to compete in the market.

Our ability to license new technologies from third parties will be critical to our ability to offer a complete suite of products that meets customer needs and technological requirements. Some of our licenses do not run for the full duration of the third party’s patent for the licensed technology. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose the rights to a patented technology, we may need to stop selling or may need to redesign our products that incorporate that technology, and we may lose a competitive advantage. In addition, competitors could obtain licenses for technologies for which we are unable to obtain licenses, and third parties may develop or enable others to develop a similar solution to digital communication security issues, either of which events could erode our market share. Also, dependence on the patent protection of third parties may not afford us any control over the protection of the technologies upon which we rely. If the patent protection of any of these third parties were compromised, our ability to compete in the market also would be impaired.

We face intense competition and pricing pressures from a number of sources, which may reduce our average selling prices and gross margins.

The markets for our products and services are intensely competitive. As a result, we face significant competition from a number of sources. We may be unable to compete successfully because many of our competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we have. In addition, there are several smaller and start-up companies with which we compete from time to time. We expect competition to increase as a result of consolidation in the information security technology industry.

The average selling prices for our products may decline as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. The pricing of products depends on the specific features and functions of the products, purchase volumes and the level of sales and service support required. As we experience pricing pressure, the average selling prices and gross margins for our products may decrease over product lifecycles. These same competitive pressures may require us to write down the carrying value of any inventory on hand, which would adversely affect our operating results and adversely affect our earnings per share.

Any compromise of public key infrastructure, or PKI, technology would adversely affect our business by reducing or eliminating demand for many of our information security products.

As a result of our merger with SSP-Litronic, many of our products are now based on PKI technology, which is the standard technology for securing Internet-based commerce and communications. The security afforded by this technology depends on the integrity of a user’s private key, which depends in part on the application of algorithms, or advanced mathematical factoring equations. The occurrence of any of the following could result in a decline in demand for our information security products:

•	any significant advance in techniques for attacking PKI systems, including the development of an easy factoring method or faster, more powerful computers;

•	publicity of the successful decoding of cryptographic messages or the misappropriation of private keys; and

•	government regulation limiting the use, scope or strength of PKI.

A security breach of our internal systems or those of our customers due to computer hackers or cyber terrorists could harm our business by adversely affecting the market’s perception of our products and services.

Since we provide security for Internet and other digital communication networks, we may become a target for attacks by computer hackers. The ripple effects throughout the economy of terrorist threats and attacks and military activities may have a prolonged effect on our potential commercial customers, or on their ability to purchase our products and services. Additionally, because we provide security products to the United States government, we may be targeted by cyber terrorist groups for activities threatened against United States-based targets.

We will not succeed unless the marketplace is confident that we provide effective security protection for Internet and other digital communication networks. Networks protected by our products may be vulnerable to electronic break-ins. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. Although we have never experienced any act of sabotage or unauthorized access by a third party of our internal network to date, if an actual or perceived breach of security for Internet and other digital communication networks occurs in our internal systems or those of our end-user customers, it could adversely affect the market’s perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners.

We may be exposed to significant liability for actual or perceived failure to provide required products or services.

Products as complex as those we offer may contain undetected errors or may fail when first introduced or when new versions are released. Despite our product testing efforts and testing by current and potential customers, it is possible that errors will be found in new products or enhancements after commencement of commercial shipments. The occurrence of product defects or errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance, or claims by customers against us, or could cause us to incur additional costs, any of which could adversely affect our business. Because our customers rely on our products for critical security applications, we may be exposed to claims for damages allegedly caused to an enterprise as a result of an actual or perceived failure of our products. An actual or perceived breach of enterprise network or information security systems of one of our customers, regardless of whether the breach is attributable to our products or solutions, could adversely affect our business reputation. Furthermore, our failure or inability to meet a customer’s expectations in the performance of our services, or to do so in the time frame required by the customer, regardless of our responsibility for the failure, could result in a claim for substantial damages against us by the customer, discourage customers from engaging us for these services, and damage our business reputation.

Delays in deliveries from suppliers or defects in goods or components supplied by vendors could cause our revenues and gross margins to decline.

Our Litronic business relies on a limited number of vendors for certain components for the products it is developing. Any undetected flaws in components supplied by its vendors could lead to unanticipated costs to repair or replace these parts. Litronic currently purchases some of its components from a single supplier, which presents a risk that the components may not be available in the future on commercially reasonable terms, or at all. For example, Atmel Corporation has completed the masks for production of a specially designed Forté microprocessor for which Litronic developed the Universal Secure Access Operating Security System™. Commercial acceptance of the Forté microprocessor will depend on continued development of applications to service customer requirements. Any inability to receive or any delay in receiving adequate supplies of the Forté microprocessor, whether as a result of delays in development of applications or otherwise, would adversely affect our ability to sell the Forté PKI card.

We do not anticipate maintaining a supply agreement with Atmel Corporation for the Forté microprocessor. If Atmel Corporation were unable to deliver the Forté microprocessor for a lengthy period of time or were to terminate its relationship with us, we would be unable to produce the Forté PKI card until we could design a replacement computer chip for the Forté microprocessor. This could take substantial time and resources to complete, resulting in delays or reductions in product shipments that could adversely affect our business by requiring us to expend resources while preventing us from selling the Forté PKI card.

Government regulations affecting security of Internet and other digital communication networks could limit the market for our products and services.

The United States government and foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies, including encryption technology. Any additional governmental regulation of imports or exports or failure to obtain required export approval of encryption technologies could delay or prevent the acceptance and use of encryption products and public networks for secure communications and could limit the market for our products and services. In addition, some foreign competitors are subject to less rigorous controls on exporting their encryption technologies. As a result, they may be able to compete more effectively than us in the United States and in international security markets for Internet and other digital communication networks. In addition, governmental agencies such as the Federal Communications Commission periodically issue regulations governing the conduct of business in telecommunications markets that may adversely affect the telecommunications industry and us.

Litronic has outsourced a portion of our commercial software development to India, which could prove to be unprofitable due to risks inherent in international business activities.

Litronic has contracted portions of its commercial software development activities to India in an effort to reduce operating expenses. We are subject to a number of risks associated with international business activities that could adversely affect any operations we may develop in India and could slow our growth. These risks generally include, among others:

•	difficulties in managing and staffing Indian operations;

•	difficulties in obtaining or maintaining regulatory approvals or in complying with Indian laws;

•	reduced or less certain protection for intellectual property rights;

•	negative public perception of outsourcing and its consequences;

•	trade restrictions;

•	foreign currency fluctuations;

•	civil unrest and hostilities among neighboring countries; and

•	general economic conditions, including instability, in the Indian economy.

Any of these risks could adversely affect our business and results of operations.

Conflicts involving India could adversely affect any operations we may establish in India, which could interfere with our ability to conduct any or all of our other operations.

If we fail to attract and retain qualified senior executive and key technical personnel, our business will not be able to expand.

We will be dependent on the continued availability of the services of our employees, many of whom are individually keys to our future success, and the availability of new employees to implement our business plans. Although our compensation program is intended to attract and retain the employees required for us to be successful, there can be no assurance that we will be able to retain the services of all of our key employees or a sufficient number to execute our plans, nor can there be any assurance that we will be able to continue to attract new employees as required.

Our personnel may voluntarily terminate their relationship with us at any time, and competition for qualified personnel, especially engineers, is intense. The process of locating additional personnel with the combination of skills and attributes required to carry out our strategy could be lengthy, costly and disruptive.

If we lose the services of key personnel, or fail to replace the services of key personnel who depart, we could experience a severe negative impact on our financial results and stock price. In addition, there is intense competition for highly qualified engineering and marketing personnel in the locations where we will principally operate. The loss of the services of any key engineering, marketing or other personnel or our failure to attract, integrate, motivate and retain additional key employees could adversely affect on our business and financial results and stock price.

Provisions in our certificate of incorporation may prevent or adversely affect the value of a takeover of our company even if a takeover would be beneficial to stockholders.

Our certificate of incorporation authorizes our board of directors to issue up to 1,000,000 shares of preferred stock, the issuance of which could adversely affect our common stockholders. We can issue shares of preferred stock without stockholder approval and upon terms and conditions, and having those types of rights, privileges and preferences, as our board of directors determines. Specifically, the potential issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, voting control of our company even if the acquisition would benefit stockholders.

PLAN OF DISTRIBUTION

As used in this prospectus, “selling stockholders” includes the selling stockholders named in the table below and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise and in one or more transactions. The shares may be sold by one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	on the Nasdaq SmallCap Market or on such other markets on which our common stock may from time to time be trading;

•	in privately-negotiated transactions;

•	through the writing of options on the shares of common stock;

•	short sales (other than short sales established prior to the effectiveness of the registration statement of which this prospectus is part); or

•	any combination of the foregoing, or any other available means allowable under law.

The selling stockholders may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then current market price. The selling stockholders may also resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided they meet the requirements of these exemptions. Some or all of the shares of common stock issuable upon exercise of warrants may not be issued to, or sold by, the selling stockholders.

Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if it acts as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

The shares may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

We have agreed to pay the costs and expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares of common stock, may be deemed to be “underwriters” as that term is defined under the Securities Act or the Exchange Act. In addition, the selling stockholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act. These provisions may limit the timing of purchases and sales of any of common stock by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares of our common stock. Any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders, but we will receive the exercise prices payable upon the exercise of the warrants and options, if exercised for cash. We will use the proceeds received from the exercise of warrants and options, if any, for working capital and general corporate purposes.

SELLING STOCKHOLDERS

We are registering a total of 1,882,648 shares of our common stock on behalf of the selling stockholders. The following table sets forth the number of shares beneficially owned by each of the selling stockholders. None of the selling stockholders has held a position or office or had a material relationship with us within the past three years other than as a result of the ownership of our common stock or other securities of ours or as a result of being a service provider to us.

Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that each selling stockholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it. The percent of beneficial ownership for the selling stockholders is based on 79,643,157 shares of our common stock outstanding as of November 24, 2004.

The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. We may amend or supplement this prospectus from time to time in the future to update this list and shares which may be resold. In addition, we will from time to time amend or supplement this prospectus to add additional selling stockholders and to reflect information concerning such selling stockholders required by the Securities Act and the rules and regulations thereunder as such selling stockholders provide requested information to us.

Selling Stockholder	Common Shares	Issuable upon Conversion or Exercise	Total Beneficially Owned	Number of Shares Registered For Sale Hereby	Number of Shares to be Owned after Completion of the Offering(1)	Percent of Outstanding Shares to be Owned after Completion of the Offering(1)
Warrant Holders
Callahan, Sean M.	—	4,560	4,560	4,560	—	*
Ellis International Ltd. (2)	1,978	129,000	130,978	129,000	1,978	*
Falterbauer, Harry	—	12,000	12,000	12,000	—	*
Gebhardt, John Jay (3)	—	6,000	6,000	6,000	—	*
Generation Capital Associates	5,065	81,000	86,065	81,000	5,065	*
Herman, Brian	15,302	94,157	109,459	16,224	93,235	*
Lockhart, Roger	—	900	900	900	—	*
Mark Capital LLC (4)	72	12,000	12,072	12,000	72	*
McCandless, Joseph R.	—	9,000	9,000	9,000	—	*
Michael, Julie L.	30,000	36,000	66,000	36,000	30,000	*
Pietro, Daniel	—	540	540	540	—	*
Professional Traders Fund, LLC (5)	—	60,000	60,000	60,000	—	*
Roth Capital Partners, LLC (6)	—	14,253	14,253	14,253	—	*
SF Capital Partners Ltd. (7)	598,000	265,000	863,000	129,000	734,000	*
Shtern, Herman	—	15,000	15,000	15,000	—	*
Vallen, Fred and Delay	8,557	6,000	14,557	6,000	8,557	*
Vertical Ventures, LLC	—	129,000	129,000	129,000	—	*
Ware, Claude	—	2,400	2,400	2,400	—	*

Option Holders
Blatt, Steve	—	2,850	2,850	2,850	—	*
Guanci, Anthony V.	—	28,507	28,507	28,507	—	*
Rakow, Robert	—	14,253	14,253	14,253	—	*
Suchesk, Amy	—	2,850	2,850	2,850	—	*
Tatum CIO Partners, LLP (8)	—	12,000	12,000	12,000	—	*

Convertible Note Holders
Kiphart, Richard P. (9)	7,342,394	906,589	8,248,983	866,589	7,382,394	9.27%

Common Stock Holders
Crestview Capital Fund, L.P. (10)	86,095	—	86,095	30,120	55,975	*
Crestview Capital Fund II, L.P. (10)	134,844	—	134,844	36,144	98,700	*

*	Less than one percent.
(1)

We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may sell any or all of the shares included in and offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling stockholder.

(2)	Wilhelm Ungar has voting and dispositive power over the shares held by Ellis International Ltd.
(3)	Mr. Gebhardt is a member of the American Stock Exchange. Mr. Gebhardt acquired the shares in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person to distribute the shares.
(4)	Evan M. Levine has voting and dispositive power over the shares held by Mark Capital LLC.
(5)	Each of Marc Swickle and Howard Berger has voting and dispositive power over the shares held by Professional Traders Fund, LLC.
(6)	Gordon Roth has voting and dispositive power over the shares held by Roth Capital Partners, LLC. Roth Capital Partners, LLC, a registered broker-dealer, acquired the shares in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the shares.
(7)	Michael A. Roth and Brian J. Stark possess voting and dispositive power over all of the shares owned by SF Capital Partners Ltd. SF Capital Partners Ltd. is an affiliate of the following registered broker-dealers: Reliant Trading and Shepherd Trading Limited. SF Capital Partners Ltd. acquired the shares in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the shares.
(8)	Jerry L. Lucas has voting and dispositive power over the shares held by Tatum CIO Partners, LLP.
(9)	Based on a Form 3 and a Form 4 filed by Mr. Kiphart with the SEC on August 16, 2004 and September 2, 2004, respectively.
(10)	Stewart Flink and Richard Levy have voting and dispositive power over the shares held by Crestview Capital Fund, L.P. and Crestview Capital Fund II, L.P. Mr. Flink is a principal of Dillon Capital, Inc., a registered broker-dealer. Each of Crestview Capital Fund, L.P. and Crestview Capital Fund II, L.P acquired the shares in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the shares.

LEGAL MATTERS

Gray Cary Ware & Freidenrich LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

The consolidated financial statements of SAFLINK as of December 31, 2003, and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Biometric Solutions Group, Inc. as of September 30, 2003, and for the year then ended have been incorporated by reference herein and in the prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Biometric Solutions Group, Inc. as of September 30, 2002, and for the period from December 21, 2001 (inception), to September 30, 2003, have been incorporated by reference herein in reliance upon the report of Aidman, Piser & Company, P.A., independent auditors, also incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of SSP Solutions, Inc. as of December 31, 2003, and 2002, and for each of the years in the two-year period ended December 31, 2003, included in the Form 8-K that we filed on October 15, 2004, have been incorporated herein by reference to that 8-K filing, and in the prospectus in reliance upon the report of Haskell & White LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

We have not authorized any person to make a statement that differs from the information contained in, or incorporated by reference into, this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

1,882,648 Shares of Common Stock

Prospectus

[                ], 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

To be Paid by the Registrant
SEC registration fees	$602
Legal fees and expenses	$30,000
Accounting fees and expenses	$30,000
Printing and engraving expenses	$5,000
Transfer agent’s fees	$5,000
Miscellaneous fees and expenses	$5,000

Total	$75,602

Item 15. Indemnification of Directors and Officers.

The Registrant’s Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the “DGCL”), indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in right of the Registrant) by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Such Certificate of Incorporation also provides that such indemnification rights shall not be exclusive of other indemnification rights to which those seeking indemnification may be entitled under the Registrant’s Bylaws, agreement or the vote of its stockholders or disinterested directors.

The Registrant’s Bylaws provide that the Registrant shall, to the fullest extent authorized by the DGCL, indemnify any person who was or is made a party or threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, against all expenses, liability or loss reasonably incurred or suffered by such person in connection with such action, suit or proceeding. The Registrant’s Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification rights equivalent to or, if the Registrant’s Board of Directors so determines, greater than, those provided for in such Bylaws.

The Registrant maintains insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

Item 16. Exhibits.

The following exhibits are filed with this registration statement:

		Filed Herewith	Incorporated by Reference
Exhibit No.	Description		Form	Exhibit No.	File No.	Filing Date
4.1	Restated Certificate of Incorporation of SAFLINK Corporation		10-K	3.1	000-20270	3/30/2004

4.2	Second Amended and Restated Bylaws of SAFLINK Corporation		10-Q	3.1	000-20270	8/14/2003

4.3	Amendment to Bylaws of SAFLINK Corporation		10-Q	3.2	000-20270	11/15/2004

4.4	Securities Purchase Agreement dated as of November 19, 2003, among SSP Solutions, Inc. and the investors named in Exhibit A thereto (1)		8-K	10.1	000-26227	11/21/2003

4.5	Form of Series A-1 Warrant dated as of November 19, 2003, issued by SSP Solutions, Inc. in favor of each investor named in Exhibit A to the Securities Purchase Agreement of even date therewith (1)		8-K	10.2	000-26227	11/21/2003

4.6	Form of Series A-2 Warrant dated as of November 19, 2003, issued by SSP Solutions, Inc. in favor of each investor named in Exhibit A to the Securities Purchase Agreement of even date therewith (1)		8-K	10.3	000-26227	11/21/2003

4.7	Registration Rights Agreement dated as of November 19, 2003, among SSP Solutions, Inc. and each investor named in Exhibit A thereto (1)		8-K	10.4	000-26227	11/21/2003

4.8	Form of Secured Convertible Promissory Note dated November 19, 2003, made by SSP Solutions, Inc. in favor of Richard P. Kiphart, Crestview Capital Fund, L.P. and Crestview Capital Fund II, L.P. in the principal amounts of $1,250,000, $350,000 and $130,000, respectively (1)		8-K	10.5	000-26227	11/21/2003

5.1	Opinion of Gray Cary Ware & Freidenrich LLP	X

23.1	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)	X

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm	X

23.3	Consent of KPMG, LLP, Independent Auditors	X

23.4	Consent of Haskell & White LLP	X

23.5	Consent of Aidman, Piser & Company, P.A.	X

24.1	Power of Attorney (included in the signature page of this registration statement)	X

(1)	Previously filed by SSP Solutions, Inc.

Item 17. Undertakings.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this registration statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Form S-3 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bellevue, State of Washington, on December 7, 2004.

SAFLINK CORPORATION

By:	/s/ GLENN L. ARGENBRIGHT
Glenn L. Argenbright President and Chief Executive Officer

Frank J. Cilluffo hereby constitutes and appoints Glenn L. Argenbright and Jon C. Engman, or each of them, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities to sign any and all amendments to this registration statement on Form S-3, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Form S-3 Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/S/ GLENN L. ARGENBRIGHT Glenn L. Argenbright	President, Chief Executive Officer and Director (Principal Executive Officer)	December 7, 2004

/s/ JON C. ENGMAN Jon C. Engman	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	December 7, 2004

/s/ FRANK J. CILLUFFO Frank J. Cilluffo	Director	December 7, 2004

/s/ LINCOLN D. FAURER* Lincoln D. Faurer	Director	December 7, 2004

/s/ GORDON E. FORNELL* Gordon E. Fornell	Director	December 7, 2004

/s/ RICHARD P. KIPHART* Richard P. Kiphart	Director	December 7, 2004

/s/ STEVEN M. OYER* Steven M. Oyer	Director	December 7, 2004

/s/ KRIS SHAH* Kris Shah	Director	December 7, 2004

/s/ MARVIN J. WINKLER* Marvin J. Winkler	Director	December 7, 2004

*By:	/S/ GLENN L. ARGENBRIGHT
Glenn L. Argenbright Attorney-In-Fact

INDEX TO EXHIBITS

		Filed Herewith	Incorporated by Reference
Exhibit No.	Description		Form	Exhibit No.	File No.	Filing Date
4.1	Restated Certificate of Incorporation of SAFLINK Corporation		10-K	3.1	000-20270	3/30/2004

4.2	Second Amended and Restated Bylaws of SAFLINK Corporation		10-Q	3.1	000-20270	8/14/2003

4.3	Amendment to Bylaws of SAFLINK Corporation		10-Q	3.2	000-20270	11/15/2004

4.4	Securities Purchase Agreement dated as of November 19, 2003, among SSP Solutions, Inc. and the investors named in Exhibit A thereto (1)		8-K	10.1	000-26227	11/21/2003

4.5	Form of Series A-1 Warrant dated as of November 19, 2003, issued by SSP Solutions, Inc. in favor of each investor named in Exhibit A to the Securities Purchase Agreement of even date therewith (1)		8-K	10.2	000-26227	11/21/2003

4.6	Form of Series A-2 Warrant dated as of November 19, 2003, issued by SSP Solutions, Inc. in favor of each investor named in Exhibit A to the Securities Purchase Agreement of even date therewith (1)		8-K	10.3	000-26227	11/21/2003

4.7	Registration Rights Agreement dated as of November 19, 2003, among SSP Solutions, Inc. and each investor named in Exhibit A thereto (1)		8-K	10.4	000-26227	11/21/2003

4.8	Form of Secured Convertible Promissory Note dated November 19, 2003, made by SSP Solutions, Inc. in favor of Richard P. Kiphart, Crestview Capital Fund, L.P. and Crestview Capital Fund II, L.P. in the principal amounts of $1,250,000, $350,000 and $130,000, respectively (1)		8-K	10.5	000-26227	11/21/2003

5.1	Opinion of Gray Cary Ware & Freidenrich LLP	X

23.1	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)	X

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm	X

23.3	Consent of KPMG LLP, Independent Auditors	X

23.4	Consent of Haskell & White LLP	X

23.5	Consent of Aidman, Piser & Company, P.A.	X

24.1	Power of Attorney (included in the signature page of this registration statement)	X

(1)	Previously filed by SSP Solutions, Inc.